UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Morgan, Charles D.
   1 Information Way
   Little Rock, AR  72202

2. Issuer Name and Ticker or Trading Symbol
   Acxiom Corporation (ACXM)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/02

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President/Company Leader

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)   5)Amount of        6)  7)Nature of
                                              action      action   or Disposed of (D)         Securities             Indirect
                                              Date        Code                   A            Beneficially       D   Beneficial
                                              (Month/                            or           Owned at           or  Ownership
                                              Day/Year)   Code V   Amount        D  Price     End of Month       I
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Common Stock, $.10 Par Value                                                                  3,621,895.0000(1)  D   Direct
Common Stock, $.10 Par Value                                                                  1,628.0000         I   by Family Ltd
                                                                                                                     Ptrshp
Common Stock, $.10 Par Value                                                                  51,282.9470        I   by Managed
                                                                                                                     Account 1
Common Stock, $.10 Par Value                                                                  4,971.9500         I   by Managed
                                                                                                                     Account 2
Common Stock, $.10 Par Value                                                                  3,002.0000         I   by Minor Child
Common Stock, $.10 Par Value                                                                  103,195.0000       I   by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Contract to Sell (Pre-paid     (1)             09/12/02       J/K       150,000.0000                      09/11/07     09/11/07
Variable Equity Forward)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Contract to Sell (Pre-paid     09/12/02  Common Stock, $.10 Par Value   150,000.0000  (1)         150,000.0000  D   Direct
Variable Equity Forward)

Explanation of Responses:

(1)
On September 10, 2002, Mr. Morgan entered into a  Rule 10b5-1 qualified trading plan that authorized a third party broker to enter into one or more five-year prepaid forward sale arrangements for up to 450,000 shares of Acxiom Corporation ("Acxiom") common stock.
Pursuant to the trading plan and in order to establish the terms of a pre-paid variable equity trading contract for an initial tranche of 150,000 shares, the broker sold 55,500 shares of Acxiom common stock at $19.1327 per share on September 10, 2002 and
94,500 shares of Acxiom  common stock at $19.1288 per share on September 11, 2002, for an average sale price of $19.1302.  On
September 12, 2002, the broker delivered to Mr. Morgan written confirmation of these trades and the terms of the resulting pre-paid variable equity forward contract for this tranche of 150,000 shares.

On or about September 17, 2002, Mr. Morgan will receive cash payments in the amount per share equal to $13.7431 for the 150,000 shares of Acxiom common stock related to the contract.  In exchange for these payments, Mr. Morgan has agreed to deliver a number of shares of Acxiom common stock at the expiration date of the contract (or on an earlier date, if the contract is terminated early)
pursuant to the following formula: (i) if the price of common stock on the date of expiration or termination (the "Final Price") is less than a specified floor price of $17.2172 per share (the "Floor Price"), then 150,000 shares; (ii) if the Final Price is less than or equal to a specified maximum price of $34.6257 per share (the "Cap Price"), but greater than or equal to the Floor Price, then a number of shares equal to 150,000 times the Floor Price divided by the Final Price; (iii) if the Final Price is greater than the Cap Price, then a number of shares equal to 150,000 multiplied by a fraction, the numerator of which is the sum of the Floor
Price and the difference between the Final Price and the Cap Price, and the denominator of which is the Final Price.  The contract has a scheduled expiration date of September 11, 2007.

In lieu of the delivery of the shares, Mr. Morgan may, at his option, settle the contract by the delivery of cash.  In certain events Mr. Morgan is obligated to settle the contract by delivery of cash.

SIGNATURE OF REPORTING PERSON

/S/ By: Catherine L. Hughes, Attorney-in-Fact
       --------------------
    For: Charles D. Morgan

DATE: 9/13/02